SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 Amendment No. 3
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   ----------

                                  G REIT, INC.
                            (Name of Subject Company)

    SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND
     3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE
       RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY
    FUND 4, LLC; MPF INCOME FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5,
      LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY
          2005, LLC; MORAGA GOLD, LLC; MACKENZIE PATTERSON FULLER, INC.

                                    (Bidders)
                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                                   ----------

                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                   Transaction                  Amount of
                   Valuation*                   Filing Fee

                   $15,400,000                  $1,812.58

* For purposes of calculating the filing fee only. Assumes the purchase of 2,200,000 Shares at a purchase price equal to $7 per Share in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $1,812.58
      Form or Registration Number: SC TO-T/A
      Filing Party: MacKenzie Patterson Fuller, Inc.
      Date Filed: November 7, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO filed as of November 1, 2005, as amended November 7, 2005 and December 9, 2005, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC; and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 1,000,000 shares of common stock (the "Shares") in G REIT, Inc. (the "Corporation"), the subject company, at a purchase price equal to $7 per Share, less the amount of any dividends declared or made with respect to the Shares between November 1, 2005 (the "Offer Date") and December 30, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2005 (the "Offer to Purchase") and the related Letter of Transmittal. As previously disclosed, the Corporation has made dividends of $0.125 per share since November 1, 2005, so pursuant to the terms of the Offer, the Offer Price is now approximately $6.88 per Share ($6.875).

We are filing this amendment to direct Shareholders to the Corporation's PREM 14A filed December 22, 2005 and its Schedule 14D-9/A filed today. The Corporation has disclosed that:

"As disclosed in a Preliminary Proxy Statement on Schedule 14A filed with the SEC on December 22, 2005 (the "Preliminary Proxy Statement"), the Company's board of directors has determined that liquidation of the Company is more likely to provide Company stockholders with a greater return on their investment within a reasonable period of time than they would receive through other alternatives reasonably available to the Company at that time. Accordingly, after consultation with the Company's Advisor (Triple Net Properties, LLC) and Robert
A. Stanger & Co., Inc., or Stanger, the Company's financial advisor, the Company's board of directors (the "Board") and a special committee of the Company's independent directors previously formed to evaluate the Company's strategic alternatives (the "Special Committee") unanimously approved the sale of all of the Company's assets and the dissolution of the Company in accordance with a plan of liquidation, pending the approval of the Company's stockholders. The date of the special meeting at which the Company intends to seek the approval of the Company's stockholders for the liquidation proposal described in the Preliminary Proxy Statement has not yet been determined, and the Preliminary Proxy Statement has not yet been mailed to Company stockholders... The Company disclosed in the Preliminary Proxy Statement that due to current, favorable commercial real estate market conditions, the Company estimates that the net proceeds from liquidation will range between approximately $452,770,000 and $504,930,000 upon the liquidation of all of its assets, and that Company stockholders will receive between approximately $10.31 and $11.50 per share in the liquidation, an amount which significantly exceeds the current Offer Price offered by MPF. As described in the Preliminary Proxy Statement, the Special Committee received an opinion from Stanger, the Company's financial advisor, that as of the date of the opinion the Company's net liquidation value range estimate and estimated per share distribution range were reasonable from a financial point of view. The Company's estimates and Stanger's opinion are subject to the assumptions, conditions and qualifications described in the Preliminary Proxy Statement, and the completion of the liquidation is subject to the contingencies described in the Preliminary Proxy Statement, including the approval of the plan of liquidation by the Company's stockholders at the special meeting described in the Preliminary Proxy Statement. Company stockholders should evaluate this information in determining whether to tender their shares pursuant to MPF's offer."

This statement supplements the references in the Offer to the Corporation's plans to liquidate, the Estimated Liquidation Value, and information on the Corporation and its plans generally. The Purchasers based their valuation of the Corporation's assets on a capitalization of income approach. The Corporation's proxy statement discloses an estimate of value, but not the methodology that the Corporation used to arrive at that estimate. Thus, while the Corporation estimates Shareholders may receive between $10.31 and $11.50 per Share, this does not change the Purchasers' valuation methodology. The Corporation's estimate could be correct, or the Purchasers' estimate could be correct; the Purchasers do not have any further information in that respect. It is important to note, however, that this proxy statement is preliminary, meaning it is subject to change; it has not yet been mailed to Shareholders. No Special Meeting date has been set. Thus, while it would now appear that the Corporation will liquidate in the near future, no assurance of the timing of liquidation can be given, because the Corporation must get Shareholder approval of the plan and then proceed to sell its properties.

Shareholders considering tendering their Shares, or those who have already done so, should consult the filings which are available at the Commission's EDGAR website on www.sec.gov. The Offer and all withdrawal rights expire at 12:00 midnight, Pacific Standard Time, today, December 30, 2005. For more information, please contact Chip Patterson at MacKenzie Patterson Fuller, Inc., 925.631.9100
x. 206.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated November 1, 2005*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Shareholders dated November 1, 2005*

(a)(4) Form of advertisement in Investor's Business Daily*

(a)(5) Addendum dated November 7, 2005 to Offer to Purchase dated November 1, 2005**

(a)(6) Form of Press Release dated December 9, 2005***

(a)(7) Form of Press Release dated December 30, 2005

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on November 1, 2005.

** Previously filed and incorporated by reference from the Schedule TO/A filed with the SEC by the Purchasers on November 7, 2005.

*** Previously filed and incorporated by reference from the Schedule TO/A filed with the SEC by the Purchasers on December 9, 2005.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2005

SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC; MACKENZIE PATTERSON FULLER, INC.


By: /s/ Chip Patterson
    -------------------------
    Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

                                                    EXHIBIT INDEX

Exhibit    Description
-------    -----------

(a)(1)     Offer to Purchase dated November 1, 2005*

(a)(2)     Letter of Transmittal*

(a)(3)     Form of Letter to Shareholders dated November 1, 2005*

(a)(4)     Form of advertisement in Investor's Business Daily*

(a)(5) Addendum dated November 7, 2005 to Offer to Purchase dated November 1, 2005**

(a)(6)     Form of Press Release dated December 9, 2005***

(a)(7)     Form of Press Release dated December 30, 2005

(b)- (h)   Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on November 1, 2005.

** Previously filed and incorporated by reference from the Schedule TO/A filed with the SEC by the Purchasers on November 7, 2005.

*** Previously filed and incorporated by reference from the Schedule TO/A filed with the SEC by the Purchasers on December 9, 2005.

                                 Exhibit (a)(7)

FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, Inc. Announces Supplementation Information Regarding Tender Offer for G REIT, INC.

MORAGA, Calif.--December 30, 2005-- SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC; and MACKENZIE PATTERSON FULLER, INC. (the "Bidders") have announced that the Corporation has filed certain information with the Securities and Exchange Commission that may be of interest to them. Specifically, the Corporation has announced:

"As disclosed in a Preliminary Proxy Statement on Schedule 14A filed with the SEC on December 22, 2005 (the "Preliminary Proxy Statement"), the Company's board of directors has determined that liquidation of the Company is more likely to provide Company stockholders with a greater return on their investment within a reasonable period of time than they would receive through other alternatives reasonably available to the Company at that time. Accordingly, after consultation with the Company's Advisor (Triple Net Properties, LLC) and Robert
A. Stanger & Co., Inc., or Stanger, the Company's financial advisor, the Company's board of directors (the "Board") and a special committee of the Company's independent directors previously formed to evaluate the Company's strategic alternatives (the "Special Committee") unanimously approved the sale of all of the Company's assets and the dissolution of the Company in accordance with a plan of liquidation, pending the approval of the Company's stockholders. The date of the special meeting at which the Company intends to seek the approval of the Company's stockholders for the liquidation proposal described in the Preliminary Proxy Statement has not yet been determined, and the Preliminary Proxy Statement has not yet been mailed to Company stockholders... The Company disclosed in the Preliminary Proxy Statement that due to current, favorable commercial real estate market conditions, the Company estimates that the net proceeds from liquidation will range between approximately $452,770,000 and $504,930,000 upon the liquidation of all of its assets, and that Company stockholders will receive between approximately $10.31 and $11.50 per share in the liquidation, an amount which significantly exceeds the current Offer Price offered by MPF. As described in the Preliminary Proxy Statement, the Special Committee received an opinion from Stanger, the Company's financial advisor, that as of the date of the opinion the Company's net liquidation value range estimate and estimated per share distribution range were reasonable from a financial point of view. The Company's estimates and Stanger's opinion are subject to the assumptions, conditions and qualifications described in the Preliminary Proxy Statement, and the completion of the liquidation is subject to the contingencies described in the Preliminary Proxy Statement, including the approval of the plan of liquidation by the Company's stockholders at the special meeting described in the Preliminary Proxy Statement. Company stockholders should evaluate this information in determining whether to tender their shares pursuant to MPF's offer."

Shareholders considering tendering their Shares, or those who have already done so, should consult the filings which are available at the Commission's EDGAR website on www.sec.gov. The Offer and all withdrawal rights expire at 12:00 midnight, Pacific Standard Time, today, December 30, 2005. For more information, please contact Chip Patterson at MacKenzie Patterson Fuller, Inc., 925.631.9100
x. 206.